Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Merix Corporation
Commission File No. 1-33752

UPDATE TO EMPLOYEE Q&A - POSTED TO INTRANET ON 10-23-09

GENERAL
Will the Merix name continue?
The Company will operate under the Viasystems name.  With respect to the Merix brand, Viasystems recognizes the Merix name/brand is valuable, but how it will be used post merger has not yet been determined.

If this merger doesn’t happen, will we sell/merge to someone else?
No, Merix will not consider another company at this time.  Merix management believes that the company has survived the economic impact and would be focused for the future on its own.

What does the $20 million in synergies really mean?
Approximately $10 million will be in corporate cost duplication:  half of that will primarily be senior level staff and the other half will be in duplicate fees such as audit companies, legal fees, Board Member fees, insurances etc.

The other $10 million will be improvement in materials/logistics/pricing as well as some identified improvements to production flow in plants such as Forest Grove, to recognize improved efficiencies.

Is Viasystems an Oracle company?
Viasystems uses Oracle GL (financials) at this time and there is no immediate plan to implement Oracle globally. However they recognize the value that the Oracle suite brings to Merix and they do not wish to change what we have.

How many Viasystems employees are in North America?
Approximately 40 employees are at the St. Louis, Mo. headquarters and a few additional field personnel throughout the US.

What is the plan for the Forest Grove site?
Go after Defense and Aerospace business for the FG factory.  Continue and increase the military business.

What schedule does Viasystems work at their plants - 24/7?  Do they anticipate influencing the Merix plants to be similar?

 E-M Solutions:  Factories are generally 24/5.
 P.C.B. Factories – these factories are 24/7.

Operating schedules for the Merix factories will be evaluated and will either remain the same or may change based on customer orders and productivity/efficiency objectives.
What is Viasystems fiscal year and if different, will Merix fiscal year change?
Viasystems is on a calendar fiscal year.  Yes, it is likely that Merix will change to the same fiscal year.

Does Merix share the same customer base as Viasystems?
There are only a very few major customers that are duplicate, which is another reason why the merger is beneficial for both companies.  However remember:  At this time, do not share our business, customers, product information, etc.  We are still a competitor to Viasystems until the merger actually closes.

Who will be on the new company Board of Directors?
Three current Merix Board members, and four from Viasystems two largest shareholders and four others selected by Viasystems.

When will we see/meet anyone from Viasystems?
Dave Sindelar, CEO for Viasystems will be in Oregon within the month.  He is also anticipated to visit the Merix Asia facilities soon thereafter.

STOCK QUESTIONS
Is Viasystems traded publicly now?  If not, when will they?
Viasystems is in the process now to become a publicly traded company.  First they must list their shares with the SEC, then a Proxy will be issued with all the details related to the merger, and finally a shareholder vote.  The anticipated merger close is by mid to late December.

What are Viasystems’ shares worth?
Since today Viasystems is not publicly traded, it is difficult to estimate.  However, we estimate based upon current market values of similar companies combined with the historical performance of Viasystems, Merix and the estimated cost synergies of $20M it will trade at a premium to Merix share price as of the announcement date.

How much shareholder vote is required for the merger to be complete?
50.1%

What about Merix stock options that are not vested yet, what will happen?
Options will accelerate and vest at the merger close.  Thirty days prior to merger close, employees with options will be notified of actions required.  In general, if the options are ‘in the money’ (meaning that the award price is lower than the Merix stock price on the last day prior to the merger close), the share value is assessed and the ‘new company’ (Viasystems) shares are purchased.  At that time, you would be able to ‘exercise’ (sell) those shares.

What about stock we already own (vested) in Merix name – what happens?
Shares will be converted using the ratio stated: one Merix share to approximately 10 shares of the new company.  Better said is Merix shareholders will receive 2.5 million shares of 20 million shares outstanding of the new combined company (Via and Merix) You will receive more information on this transaction as we near the merger close.

BENEFITS QUESTIONS
Does Viasystems offer benefits?  If so, what does it include?
U.S. – Viasystems offers a Plan with very similar coverage to the Merix Plan.
Hong Kong Office – Viasystems offers a medical plan with roughly 80/20 coverage.
P.R.C. – Health benefits are generally not offered in the factories; however, each factory maintains a fully staffed clinic, including full-time doctors.

Does Via have a 401k match?  (or intend to)?
Yes, Viasystems currently has a 401k match at the Merix level before it was suspended.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC.  Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information.  The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viaystems and Merix will file with the SEC when it becomes available.